SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2012
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

September 21, 2012
Sony Corporation

Notice Regarding Result of Tender Offer
for Shares of So-net Entertainment Corporation

Upon the resolution of the board of directors on August 9, 2012, Sony Corporation (the “Company” or the “Tender Offeror”) decided to acquire all of the common shares and the stock acquisition rights of So-net Entertainment Corporation (Code number: 3789, First Section of Tokyo Stock Exchange; the “Target”) through a tender offer (the “Tender Offer”) and commenced the Tender Offer starting August 10, 2012. As the Tender Offer expired on September 20, 2012, the Company hereby announces the result of the Tender Offer.

I.	Outline of Tender Offer

(1)	Name and Location of the Tender Offeror.

Sony Corporation
1-7-1 Konan, Minato-ku, Tokyo, Japan

(2)	Name of the Target.

So-net Entertainment Corporation

(3)	Class of Shares to Be Purchased.

(i)	Common stock
(ii)	The following stock acquisition rights:
a.	the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 16, 2007 (the “First Series of Stock Acquisition Rights”);
b.	the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 19, 2008 (the “Second Series of Stock Acquisition Rights”);
c.	the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 25, 2009 (the “Third Series of Stock Acquisition Rights”);
d.	the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 25, 2010 (the “Fourth Series of Stock Acquisition Rights”);
e.	the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on August 25, 2011 with the exercise period from September 14, 2011 to September 13, 2041 (the “Fifth Series of Stock Acquisition Rights”); and

f.	the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on August 25, 2011 with the exercise period from August 26, 2013 to August 25, 2021 (the “Sixth Series of Stock Acquisition Rights”).
The stock acquisition rights in items a. through f. above are collectively defined as the “Stock Acquisition Rights”.

(4)	Number of Shares to Be Acquired.

Number of Shares to Be Acquired	Minimum Number of Shares to Be Acquired	Maximum Number of Shares to Be Acquired
107,772 shares	―	―

Note 1:	The Tender Offeror has not set a maximum or a minimum number of securities to be acquired through the Tender Offer, and it will acquire all the tendered securities.

Note 2:
The number of shares to be acquired is the maximum number of shares of 107,772 to be acquired by the Tender Offeror through the Tender Offer.  Such maximum number of shares is obtained by calculating the sum of (i) the total number of issued shares as of June 30, 2012, as set forth in the 18th Term – First Quarter Securities Report filed by the Target on August 7, 2012, (i.e., 255,538) and (ii) the maximum number of shares represented by the Stock Acquisition Rights as of March 31, 2012, as set forth in the 17th Term – Annual Securities Report filed by the Target on June 21, 2012 (i.e., 904; the “Number of Shares Represented by the Stock Acquisition Rights”); and subtracting (iii) the number of shares held by the Tender Offeror as of August 10, 2012 (i.e., 116,560) and (iv) the number of shares held by Sony Finance International that will not be tendered in the Tender Offer (i.e., 32,110).  According to the Target, there has been no change in the number of the Stock Acquisition Rights during the period from March 31, 2012 to June 30, 2012.

Note 3:	There is no plan to purchase treasury shares through the Tender Offer. There is no treasury stock which the Target holds as of the date hereof.

Note 4:	If the Stock Acquisition Rights are exercised before the end of the Tender Offer Period, the shares issued as a result of such exercise may be tendered in the Tender Offer.

(5)	Tender Offer Period.

(i)           Tender Offer Period as of Filing Date

From August 10, 2012 (Friday) through September 20, 2012 (Thursday) (29 business days)

(ii)           Possibility of Extension Pursuant to Request by Target

In accordance with Article 27-10, Paragraph 3 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”), if the Target requested an extension of the Tender Offer Period in its opinion statement, the Tender Offer Period would be extended to 30 business days and the last day of such period would be September 21, 2012 (Friday), but there was no request for an extension of the Tender Offer Period.

(6)	Price of Tender Offer.

(i)	JPY 567,500 per Common Stock
(ii)	Stock Acquisition Rights
	a.	The First Series of Stock Acquisition Rights	JPY1 per right
	b.	The Second Series of Stock Acquisition Rights	JPY1 per right
	c.	The Third Series of Stock Acquisition Rights	JPY1 per right
	d.	The Fourth Series of Stock Acquisition Rights	JPY1 per right
	e.	The Fifth Series of Stock Acquisition Rights	JPY1 per right
	f.	The Sixth Series of Stock Acquisition Rights	JPY1 per right

II.	Result of Tender Offer

(1)	Outcome of Tender Offer.

The Tender Offeror has not set a maximum or a minimum number of securities to be acquired through the Tender Offer, and it will acquire all the tendered securities.

(2)	Date of Public Notice of Result of Tender Offer and the Name of Newspaper for Public Notice.

In accordance with Article 27-13, Paragraph 1 of the Act, the Company publicly announced the result of the Tender Offer to the media at Tokyo Stock Exchange, Inc. on September 21, 2012 in the manner set out in Article 9-4 of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; the “Enforcement Order”) and Article 30-2 of the Cabinet Ordinance Concerning the Disclosure of Tender Offers for Shares, Etc., by Persons Other Than Issuers (Ministry of Finance Ordinance No. 38 of 1990, as amended; the “Cabinet Ordinance”).

(3)	Number of Purchased Shares etc.

Class of Shares, etc.	(i) Number of Tenders in Terms of Shares	(ii) Number of Purchases in Terms of Shares
Shares	96,511 shares	96,511 shares
Stock Acquisition Rights	0	0
Corporate Bonds with Stock Acquisition Rights	―	―
Trust Beneficiary Securities ( )	―	―
Depository Receipts for Securities ( )	―	―
Total	96,511	96,511
(Total Number of Dilutive Shares, etc.)	―	(0)

(4)	Percentage of Ownership of Shares After Tender Offer.

Number of Voting Rights Represented by Shares Held by the Tender Offeror Before Tender Offer	116,560	(Percentage of Ownership of Shares Before Tender Offer: 45.45%)
Number of Voting Rights Represented by Shares Held by Special Related Parties Before Tender Offer	32,464	(Percentage of Ownership of Shares Before Tender Offer: 12.66%)
Number of Voting Rights Represented by Shares Held by the Tender Offeror After Tender Offer	213,071	(Percentage of Ownership of Shares After Tender Offer: 83.09%)
Number of Voting Rights Represented by Shares Held by Special Related Parties After Tender Offer	32,389	(Percentage of Ownership of Shares After Tender Offer: 12.63%)
Number of Voting Rights of All Shareholders of Target	255,538

Note 1:
“Number of Voting Rights Represented by Shares Held by Special Related Parties Before Tender Offer” and “Number of Voting Rights Represented by Shares Held by Special Related Parties After Tender Offer” indicate the aggregate number of voting rights represented by the securities held by the Special Related Parties except for those excluded from the Special Related Parties in relation to the calculation of the ownership ratio in each item of Article 27-2, Paragraph 1 of the Act in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Ordinance.

Note 2:
“Number of Voting Rights of All Shareholders of Target” is the total number of voting rights of all shareholders of the Target as of June 30, 2012 as set out in the 18th Term – First Quarter Securities Report filed by the Target on August 7, 2012.  Since the Tender Offer targeted the Stock Acquisition Rights and the Target’s shares to be issued as a result of the exercise of the Stock Acquisition Rights, we use 256,442, which is the sum of the relevant total number of voting rights and the maximum number of voting rights in respect of the Number of Shares Represented by the Stock Acquisition Rights as of March 31, 2012, as set forth in the 17th Term – Annual Securities Report filed by the Target on June 21, 2012 (i.e., 904), as the “Number of Voting Rights of All Shareholders of Target” with respect to the calculation of the “Percentage of Ownership of Shares Before Tender Offer” and “Percentage of Ownership of Shares After Tender Offer”.  According to the Target, there has been no change in the number of the Stock Acquisition Rights during the period from March 31, 2012 to June 30, 2012.

Note 3:	“Percentage of Ownership of Shares Before Tender Offer” and “Percentage of Ownership of Shares After Tender Offer” are rounded to the nearest hundredth.

(5)	Calculation for Purchase by Method of Proportional Distribution.

Not applicable.

(6)	Method of Settlement.

(i)	Name and Address of Head Office of Financial Instruments Business Operators, Banks, Etc., in Charge of Settlement

Nomura Securities Co., Ltd.
1-9-1, Nihonbashi, Chuo-ku, Tokyo

(ii)	Date of Settlement

September 27, 2012 (Thursday)

(iii)	Method of Settlement

After expiration of the Tender Offer Period, Nomura Securities will promptly mail a notification concerning the purchase of shares through the Tender Offer to tendering securities holders’ addresses (or their standing proxies’ addresses in the case of Foreign Securities Holders).  The notification will be delivered electronically via the website of Nomura Net & Call (https://nc.nomura.co.jp) to tendering securities holders who have consented to electronic delivery of documents via Nomura Net & Call.

Purchases will be settled promptly in cash.  Tendering securities holders may receive the cash proceeds from the sale of tendered securities via electronic funds transfer or other remittance method that they have designated (remittance fees may apply).

III.	Policies after the Tender Offer and Future Prospects

There has been no change in the details described in “Notice Regarding Commencement of Tender Offer for Shares of So-net Entertainment Corporation” that the Company released on August 9, 2012.

IV.	Place Where Copy of Tender Offer Report Is Available to the Public

Sony Corporation
1-7-1 Konan, Minato-ku, Tokyo

Tokyo Stock Exchange, Inc.
2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

END

Forward-Looking Statements
This notice includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the expectations, assumptions, estimates, and projections of Sony and So-net about their respective businesses, financial condition and results of operations, as well as their plans and expectations in relation to, and the benefits resulting from, the Tender Offer.   When included in this notice, the words “believe,” “expect, ” “plans, ” “strategy, ” “prospects, ” “forecast, ” “estimate, ” “project, ” “anticipate, ” “aim, ” “intend, ” “seek, ” “may, ” “might, ” “could” or “should, ” and words of similar meaning, among others, identify forward looking statements.  Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither Sony nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained herein have been prepared based on the information possessed by Sony as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither Sony nor any of its affiliates assumes any obligation to update or revise this document to reflect any future events or circumstances.  Investors are advised to consult any further disclosures by Sony in its subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to,

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;
(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including liquid crystal display (“LCD”) televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by intense price competition, continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;
(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)	Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;
(vii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics business);
(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB);

(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xiv)	risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand;
(xv)	difficulties in realizing the anticipated benefits of the Target share purchases; and
(xvi)	other events that may negatively impact business activities of Sony.

The factors listed above are not all-inclusive and further information is contained in Sony’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

For further information please contact:

Yoshinori Hashitani Vice President, Investor Relations Division Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo, 108-0075, Japan Tel: +81-(0)3-6748-2111	Justin Hill Vice President, Investor Relations Sony Corporation of America 550 Madison Avenue, 27th Floor New York, NY 10022-3211, USA Telephone: +1-212-833-6722

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

September 21, 2012